Exhibit 4.9

Kitov Pharmaceuticals Holdings Ltd.

Office Holder Compensation Policy

1.	General

1.1.	Definitions

1.1.1.	“The Company” – Kitov Pharmaceuticals Holdings Ltd. and subsidiaries as defined below.

1.1.2.	“Subsidiaries” – Companies whose financial results are fully consolidated in the consolidated financial reports of the Company.

1.1.3.	“The Companies Law” – The Companies Law 5759 – 1999.

1.1.4.	“Office Holders” – As per the definition of this term in the Companies Law.

1.1.5.	“Terms of Office and Employment” – The terms of office and employment of an Office Holder, including the provision of an exemption, insurance, undertaking for an indemnity or an indemnity under permission for indemnity, resignation grant, and any benefit or other payment or undertaking to pay as mentioned, which are granted due to the office or employment as mentioned.

1.2.	Every term which is not defined in this Compensation Policy explicitly, shall have the meaning accorded thereto in the Companies Law.

1.3.	In accordance with the provisions of the Companies Law, the board of directors of the Company established this Compensation Policy with regard to the Terms of Office and Employment of Office Holders in the Company (hereinafter: "Compensation Policy”).

1.4.	The Compensation Policy is based upon the following principles and considerations: (a) Promotion of the interests of the Company, the work plan and long-term policies thereof. (b) Creation of proper incentives for Office Holders in the Company, taking into account, amongst other things, the risk management policy of the Company. (c) Adaptation of the incentives and the compensation to the size of the Company and the nature of its activity. (d) With regard to Terms of Office and Employment, which include variable components – adjustment of incentives and compensation to the contribution of the Office Holder to the achievement of the aims of the Company and the maximisation of its profits, and all with the long-term view and in accordance with the position of the Office Holder.

1.5.	This Compensation Policy shall be valid for three years from the date of the approval thereof by the general assembly of shareholders of the Company.

1.6.	For the sake of removal of doubt it is clarified that this Compensation Policy does not, by itself, accord and is not intended to accord rights to Office Holders in the Company and no Office Holder in the Company shall have any right accorded to him by virtue of the adoption of this Compensation Policy and/or right to receive any components of the compensation set out in the Compensation Policy. The compensation components to which an Office Holder shall be entitled shall be solely and exclusively those which shall be determined with regard to him specifically by the competent corporate bodies of the Company and subject to the provisions of any law.

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1.7.	It is clarified that in any event where an Office Holder will be granted compensation which is less than the terms which are described in the outline of compensation in accordance with this Compensation Policy, this shall not be deemed deviation or exception from the Compensation Policy of the Company.

1.8.	The principles of the Compensation Policy shall apply in full also in instances where the engagement with the Office Holder is by means of a company in the stead of engagement in an employment agreement with the Office Holder, with the required adjustments mutatis mutandis.

1.9.	The Policy is written in the masculine form for purposes of convenience only and is intended to be implemented with regard to men and women jointly, without distinction or difference.

2.	The Compensation Policy

2.1.	Parameters for examination of compensation terms.

In general, the terms of compensation for Office Holders will be examined under the following parameters

2.1.1.	Education, skills, expertise, tenure (in the Company specifically and in the profession generally), professional experience and achievements of the Office Holder.

2.1.2.	Fulfilment of the Office Holder of targets determined for him, as relevant.

2.1.3.	The position of the Office Holder, fields of responsibility, previous employment agreements signed with him.

2.1.4.	The contribution of the Office Holder to the business of the Company, including contribution, directly or indirectly, to subsidiaries.

2.1.5.	Level of responsibility imposed upon the Office Holder.

2.1.6.	The need of the Company to retain the Office Holder in light of his importance to the Company.

2.1.7.	Compensation to which an Office Holder is entitled in subsidiary companies, as relevant.

2.1.8.	The proportion between the cost of the Terms of the Office and Employment of the Office Holder and the wage cost[1] of the remainder of the employees of the Company and of contract workers[2] employed by the Company (to such extent as are employed at the time of approval of the compensation) (hereinafter: "the remainder of employees of the Company”), and particularly the ratio to the average and median wages of employees as mentioned and the effect of the gap between them on the work relations at the Company.

1 “Wage cost” – any payment in respect of employment, including provisions of the employer, payment in respect of retirement, vehicle and use expenses thereof and any other benefit or payment.

2 “Contract employees employed by the Company” – employees of a manpower contractor whom the Company is the actual employer thereof, and service contractor employees employed in providing services at the Company. For this matter, “manpower contractor”, “service contractor” and “actual employer” – as per the definition thereof in the Law of Employment by Manpower Contractors – 1996.

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2.1.9.	With regard to variable components, as relevant, the possibility to decrease variable components in accordance with the discretion of the Board of Directors and the possibility to determine a ceiling for the exercise value of cashless equity based variable compensation components.

2.1.10.	With regard to severance grants, as relevant, the duration of the office or employment of an Office Holder, the Terms of Office and Employment during this period, performance of the Company in such period, the contribution of the Office Holder to the maximization of the targets and profits of the Company and the circumstances of departure.

2.2.	Components of Compensation

The total compensation of the Office Holders in the Company will be composed of a number of compensation components in the manner that each component is intended to remunerate the Office Holder for a different aspect of his contribution to the Company. Compensation can include all or part of the compensation components set out below:

2.2.1.	Fixed components:

2.2.1.1.	Basic salary or monthly payment in the event that the Office Holder is not an employee but rather a service provider.

2.2.1.2.	Ancillary conditions – the ancillary conditions compensation components are composed of two levels: (1) The basic level – comprises the ancillary condition set out in the relevant laws, such as: provisions for managers’ insurance or pension fund, provisions for severance pay, disability insurance, vacation days, sick days, recuperation days, travel expenses, overtime pay, and all as relevant and in accordance with the determination of the Office Holder as an employee of the Company or a service provider thereof, as the case may be. (2) The expanded level – additional ancillary conditions such as: Provisions to continued education fund, vehicle expenses or entitlement to operational leasing vehicles, membership fees to professional guilds, participation in professional seminars, subscription to daily papers and conditions which are intended to indemnify the Office Holder in respect of expenses which he makes as a result of fulfilment of his position or which are required for fulfilment of the position such as: mobile phone, mobile computer, and all in accordance with the position and the determination as an employee or a service provider, as the case may be.

2.2.2.	Variable components (non-equity) (hereinafter: “grant”, “grants”).

2.2.3.	Variable components (equity) (hereinafter: “share based compensation”).

2.3.	Terms of compensation for Office Holders

2.3.1.	General: In general, the terms for compensation for a new Office Holder will be approved in accordance with the provisions of the relevant law prior to the date of commencement of the employment thereof in the Company and not in retrospect.

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Fixed Components

2.3.2.

Base salary: The base salary for a new Office Holder in the Company will be determined based upon the parameters in Clause 2.1 above: The base salary for the CEO of the Company and an active chairman of the Board of Directors shall not exceed NIS 60,000 gross in respect of a full position. The base salary of vice presidents and other Office Holders in the Company shall not exceed NIS 50,000 gross in respect of a full position. The base salary will be in absolute numbers and may include a mechanism for linkage to the Consumer Prices Index. In any event, a base salary, whether it is linked to the Consumer Prices Index or not, shall not exceed the ceiling on the basis set out in this Clause 2.3.2 above.

Save if stated otherwise, the parameters regarding the base salary for compensation relate to a salaried Office Holder employed in a full-time position. In the event that the Office Holder is not a salaried employee or is not in a fill-time position, the required adjustments must be made.

2.3.3.	Ancillary conditions
The compensation package may include ancillary conditions such as: Provisions for directors insurance or pension fund, continued education fund, severance pay, disability insurance, vacation days, sick days, recuperation days, vehicle expenses or entitlement to operational leasing vehicles, membership fees to professional guilds, participation in professional seminars, subscription to daily papers, mobile computer, and all in accordance with the position of the Office Holder in the Company

2.3.3.1.	Vehicle – operational lease: To such extent as the general compensation package includes entitlement to an operationally leased vehicle, a ceiling for cost of the operational lease will be set as follows:

•	Active chairman of the Board of Directors: Monthly operational leased cost to the Company shall not exceed NIS 7,000.

•	CEO: Monthly operational leased cost to the Company shall not exceed NIS 7,000.

•	Other Office Holders: Monthly operational leased cost to the Company shall not exceed NIS 5,000.

2.3.3.2.	Vehicle – grossing up for vehicle: To such extent as the Company makes a personal vehicle available to the Office Holder, the Company is entitled to bear components of the grossing up of the value of the vehicle, in full or in part, as determined in the employment agreement of the Office Holder.

2.3.3.3.	Annual vacation: An Office Holder will be entitled to an annual vacation which shall not be less than that required at law and not more than 22 vacation days per calendar year. An Office Holder will be entitled to accumulate vacation days which were not used by him until the end of the year. The accumulated vacation days will transfer as an opening balance to the amount of vacation days available to such Office Holder in the following year.

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2.3.3.4.	Recuperation days: The Office Holder will be entitled to payment for recuperation days in accordance with the law. It is clarified that the number of recuperation days shall not be less than the number of recuperation days set out at law. The recuperation payment shall be in accordance with the amount determined at law.

2.3.3.5.	Exemption and indemnification: Office holders in the Company shall be entitled to benefit from exemption and indemnification as set out in the articles of incorporation of the Company. The exemption and indemnification letters accord with the provisions of the articles of incorporation of the Company and are drafted under terms which are identical for the entirety of the Office Holders, including the controlling shareholder or a director in whom the controlling shareholder has a personal interest in granting same.

2.3.3.6.	Insurance: Office holders of the Company shall be entitled to insurance arrangements subject to the provisions of the articles of incorporation of the Company, as well as arrangements for professional insurance, as relevant to the position filled by the Office Holder in the Company. Additionally, the Company shall be entitled to acquire directors and Office Holders insurance policies (including for a controlling shareholder and/or a director with respect to whom the controlling shareholder has a personal interest), as these shall be from time to time, which include also the Office Holders and the directors serving at the subsidiaries of the Company, and to extend and/or to renew existing insurance policies or to engage in a new policy at the date of the renewal or during the course of the insurance period, with such same insurer or another insurer in Israel or overseas, under conditions as specified below, and provided that the engagement as mentioned shall be on the basis of the principle conditions set out below and the compensation committee and the board of directors of the Company have approved it:

An insurance policy shall be on the basis of submission of a claim, within a limit of liability of up to $8 million per event and for the period (with an addition with up to 20% of the limit of liability in respect of legal expenses in Israel only), for all of the directors and Office Holders who shall serve in the Company from time to time. The engagement of the Company in insurance policies shall be at total annual premiums of up to USD 20,000 and a deductible of the Company in an amount of up to USD 15,000 with the exception of: (a) Deductible regarding claims filed in the United States and/or Canada in an amount of up to USD75,000, and (b) Deductible in regard to claims regarding Securities Law in Israel in an amount of USD 75,000.

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Insurance policies may include, in accordance with the provisions of Article 153 of the articles of incorporation of the Company, also the following instances:

Coverage of expenses made by Office Holders in the Company in connection with a proceeding conducted in their matter, including reasonable litigation expenses and including lawyers’ professional fees. With regard to this clause, “proceedings” – proceedings in accordance with Chapter H3 of the Securities Law – 1968 (hereinafter: "The Securities Law”) (imposition of monetary fine in Securities Laws), proceedings under Chapter H4 of the Securities Law (imposition of administrative enforcement measures by the administrative enforcement committee), proceedings under Chapter I1 of the Securities Law (settlement for prevention of adoption of proceedings or cessation of proceedings, which is subjected to conditions) and proceedings in accordance with mark D (imposition of monetary fine in Securities Laws) of the fourth chapter (remedies, monetary fine and registration of a company as a company in breach) of the 9th section of the Companies Law).

In an instance where the Company shall register its shares for trading in a United States stock exchange, it shall be entitled to acquire directors’ and Office Holders liability insurance (including controlling interest and/or a director with whom the controlling interest has a personal matter) as shall be from time to time (including a designated public offering of securities insurance), which includes also the Office Holders and directors who are serving at subsidiary companies, to extend and/or renew existing insurance policies and/or engage in new policies at the date of the renewal or during the course of the insurance period, with such same insurer, or another insurer in Israel or overseas, under terms as specified below, and provided that the engagement as mentioned shall be on the basis of the principle conditions set out below and the compensation committee and the Board of Directors of the Company have approved same:

The insurance policy shall be on the basis of submission of a claim within the limits of liability of up to $30 million per instance and per period and $10 million per instance and per period for side A DIC coverage (with the addition of up to 20% of the limits of liability in respect of legal expenses in Israel only), for all of the directors and Office Holders in the Company from time to time. The engagement of the Company in the insurance policy shall be at a total annual premium of up to $250,000 and with a deductible of the Company with regard to legal action submitted in the United States and Canada of up to $350,000.

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2.3.3.7.	In addition to that stated above, the compensation package may include various benefits in amounts which are not material to the Company and which the Company customarily grants to Office Holders such as: holiday gifts, vacation, meals, parking, group days and so forth and the Company shall not be limited for such purpose.

2.3.3.8.	Advance notice: The advanced notice period will be determined individually for each holder of office, taking into account performance of the Company and the additional compensation parameters of such Office Holder and the parameters specified in Clause 2.1 above. In any event, the advance notice period for Office Holders shall not exceed six months. In the framework of the period of the advanced notice, the Office Holder will be required to provide services to the Company in practice. However, the Company shall be entitled to waive the provision of services by the Office Holder in the advance notice period without detracting from the liability of the Company to pay the compensation in connection with such period but without detracting from the right of the Company to suspend such compensation subject to any law and agreement with the Office Holder.

2.3.3.9.	Departure grant: the Company is entitled to determine in an agreement with an Office Holder a mechanism determining entitlement of an Office Holder to a departure grant in an instance of cessation of employment or service with the Company, for a reason other than one which does not entitle severance pay as specified in Clauses 16-17 of the Severance Pay Law, 5723 – 1963 and provided that the Office Holder has made available his services to the Company for a continuous period of at least 18 months.

In any event, the amount of the departure grant or the value thereof shall not be in excess of the monthly wage or gross monthly payment of such Office Holder, as specified below:

Office Holder	Period of provision of services	Maximum amount / value of departure grant

Active chairman of the Board of Directors / CEO	Three or more years	Up to eight months of work

Active chairman of the Board of Directors / CEO	18 months to three years	Up to four months of work

VPs and other Office Holders	Three or more years	Up to six months of work

VPs and other Office Holders	18 months to three years	Up to three months of work

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Variable components (non-equity) – Grants

The compensation package may include grants. The grant may be an annual grant, an event-contingent grant or one which is issued during the course of the year on the basis of targets which were designated for each Office Holder.

Examination of the entitlement of the Office Holder to the grant shall be carried out in one of two dates and as shall be regulated in the terms of employment of the Office Holder: (a) Upon completion of a pre-determined period of time. For instance, in the event of an annual grant, the entitlement of the Office Holder shall be examined in the framework of the deliberation upon the annual financial reports of the Company. (b) Upon the achievement of a target set for the Office Holder. For instance, in the event that the issue of the grant is subject to completion of the raising of funds for the Company, the entitlement of the Office Holder shall be examined after completion of the raising of the funds, to such extent as he has reached the target and in instance of the realisation of holdings, the entitlement of the Office Holder shall be examined after completion of the transaction for the sale as mentioned and receipt of the consideration by the Company.

2.3.4.	Grant ceiling:
With the exception of the departure grant as defined in Clause 2.3.3.9 above and special grants as per their definition below, the ratio between the total grants which may be approved for a single Office Holder in a calendar year, to the base salary, shall be up to 12 times the base salary or monthly payment, as the case may be, which the Office Holder receives, (hereinafter: "annual grant”). With regard to the annual grant, it is noted that to such extent as the Office Holder in the Company is employed or will grant services to the Company for a period which is less than 12 months, the annual grant ceiling with regard to such same Office Holder shall be reduced proportionately to the period of provision of services by him.

2.3.4.1.	Annual grants
The grant will be based mostly, at least 80%, on quantifiable criteria and in non-material part: (a) up to 20% or (b) not to exceed three monthly wages of the Office Holder in such calendar year, the grant will be discretionary based on non-quantifiable criteria as specified below.

(a) Quantifiable criteria for grant:
The Company is entitled to determine at its discretion that the material part which shall not be less than 80% of the annual grant will be determined by quantifiable criteria as stated below.

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With regard to each Office Holder, there shall be determined in advance in the employment contract of the Office Holder the quantifiable targets, and these from a list of quantifiable targets specified below.

•	Increase in shareholders capital / asset value of the Company taking into account and setting off, as relevant, decrease in the share capital / asset value of the Company in the 12 months preceding the increase as mentioned.
•	Decrease in expenses of the Company.
•	Compensation based on income from sales of products of the Company.
•	Compensation based on a transaction for receipt of licencing for new product to the Company and provided that in any event compensation as mentioned shall not be paid prior to the clinical trial stage and receipt of the IND approval in connection with the new product as mentioned.
•	Compensation based on profit from sales of products of the Company or licensing and/or distribution agreements in connection with products of the Company.
•	Compensation based on increase in the market capitalisation of the Company.
•	Compensation based on success of clinical trials carried out by the Company.
•	Compensation based on receiving of regulatory approvals for products of the Company.
•	Compensation based on fulfilment of budgetary targets.
•	Compensation based on registration for trading of shares of the Company on the United States Stock Exchange.

•    Compensation based on registration of patents.

(b) Grant criteria which are non-quantifiable:

The Company is entitled to determine, at its discretion, that the non-material part which shall not exceed: (a) 20% of the annual grant, or (b) three monthly salaries of the Office Holder in that same calendar year will be determined in accordance with non-quantifiable criteria as specified below.

•	Contribution of the Office Holder to the business of the Company, its profit, its fortitude and stability.
•	The need of the Company to preserve an Office Holder with unique skills, knowledge or expertise.
•	The level of responsibility imposed upon the Office Holder.

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•	The satisfaction with the performance of the Office Holder (including evaluation of the level of involvement and empathy which the Office Holder demonstrates in performance of his work).
•	Assessment of the ability of the Office Holder to work in coordination and collaboration with a team.
•	The contribution of the Office Holder to the corporate governance and proper control and ethics environment.

2.3.4.2.	“Special grants” – are grants which are based upon quantifiable metrics specified below as are determined with regard to each Office Holder in his employment agreement or engagement agreement with such Office Holder:

•	Compensation based on the raising of capital for the Company, whether private or public, in a minimal amount of $5 million (cumulative) independent of the value of the Company at the date of the raising of funds. To such extent as the Company shall enter into convertible loan agreements, the entitlement to compensation for this parameter shall be created only on the date of conversion of the loan to shares of the Company.
•	Compensation based on a merger or a sale of the Company as per the definition below, at a company value of at least USD 25 million.
•	Compensation based on a commercialisation transaction as per the definition thereof below.

A merger transaction shall mean – a transaction or a sequence of related transactions of (a) sale, lease, licensing or any other activity of transfer of all or most of the assets of the Company or the shares of the Company. (b) Merger of the Company in the manner where the shareholders holding 50% of the issued and paid up share capital of the Company prior to completion of the transaction as mentioned shall hold less than 50% of the issued share capital of the Company or some other corporation which shall absorb into it the Company after completion of the transaction as mentioned.

Commercialisation transaction shall mean – signature upon licensing and/or distribution agreements for products of the Company in a scope of revenue of at least $5 million, when the rights to compensation shall be created at the date upon which the Company shall in fact receive a cumulative amount of at least $5 million as a result of the commercialisation of its products as mentioned.

With regard to a grant which is based on raising of capital, the compensation shall be a % of the capital which is raised as follows:

(a)	In the event that third party commissions are paid, the total compensation to the Office Holder shall not exceed 5% of the gross amount which is raised and the total compensation to Office Holders shall not exceed 5% of the amount which is raised and the compensation which is paid to each of them shall decrease proportionally to the total compensation which is paid, as necessary.

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(b)	In the event that third party commissions are not paid, the total compensation for Office Holders shall not exceed 7% of the amount raised with deduction of the entirety of the costs of raising of capital including professional fees of advisors, attorneys, accountants and so forth (hereinafter: “the total net raised”) and the compensation which is paid to each of them shall decrease proportionally to the total compensation paid, as necessary.

(c)

Notwithstanding that stated above, in any event, one Office Holder will not be entitled to compensation based on raising of funds at a rate exceeding 5% of the total net raised and in any event the compensation hall not exceed an amount of USD 300,000.

With regard to compensation based on merger of the Company or its sale, the compensation shall constitute a percentage of the value of the Company as shall be determined in the merger transaction (hereinafter: "the value of the Company”) as follows:

(a)	In the event that third party commissions are paid, the total compensation to the Office Holder shall not exceed 8% of the value of the Company and the total compensation to Office Holders shall not exceed 8% of the value of the Company and the compensation which is paid to each of them shall decrease proportionally to the total compensation which is paid, as necessary.

(b)	In the event that third party commissions are not paid, the total compensation for Office Holders shall not exceed 10% of the value of the Company and the compensation which is paid to each of them shall decrease proportionally to the total compensation paid, as necessary.

(c)	Notwithstanding that stated above, in any event, one Office Holder will not be entitled to compensation based on a merger transaction of the Company shall not exceed 6% of the value of the Company and in any event the compensation hall not exceed an amount of USD750,000.

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With regard to compensation based on a commercialisation transaction the compensation shall constitute a percent of the extent of the cumulative income received in practice by the Company from the transaction as mentioned (hereinafter: "the scope of actual revenue from the commercialisation transaction”) when the first compensation shall be paid at the date at which the Company shall actually receive a cumulative amount of at least $5 million as a result of commercialisation of its products (hereinafter: "the minimal scope of revenue”). To such extent as the Company shall receive additional income arising from then commercialisation transaction beyond the minimal scope of income, additional compensation shall be paid to the Office Holder in rates as specified below every month and this against income which shall be received by the Company as a result of the commercialisation transaction in the previous month at rates as follows:

(a)	In the event that third party commissions are paid, the total compensation to the Office Holder shall not exceed 8% from the actual scope of revenue from the commercialisation transaction and the total compensation to Office Holders shall not exceed 8% of the amount which is raised and the compensation which is paid to each of them shall decrease proportionally to the total compensation which is paid, as necessary.

(b)	In the event that third party commissions are not paid, the total compensation for Office Holders shall not exceed 10% of the actual scope of revenue from the commercialisation transaction and the compensation which is paid to each of them shall decrease proportionally to the total compensation paid, as necessary.

(c)	Notwithstanding that stated above, in any event, one Office Holder will not be entitled to compensation based on a commercialisation transaction in an amount exceeding 6% of the actual scope of the revenue from the commercialisation transaction and in any event the compensation hall not exceed an amount of USD750,000.

2.3.4.3.	It is clarified that the Company shall be entitled to grant Office Holders in the Company in one calendar year an annual grant, a special grant and a departure grant, provided that the Office Holder shall not receive double compensation in respect of the same criteria.

2.3.4.4.	Upon the occurrence of any one of the events set out below, the Company shall be entitled, by resolution of the compensation committee and the Board of Directors of the Company, and provided that it has been passed with regard to all of the Office Holders in the Company, to decrease and/or not to grant the grants which are specified above, and this despite the fulfilment of the Office Holder of the targets. A provision with regard to this Clause shall be included in the employment agreements of each of the Office Holders in the Company.

(a)	A decrease of the total cash in the Company to less than NIS 2 million (hereinafter: "the minimum amount”). Upon the increase of the total cash to an amount of NIS 2 million, the Company shall grant annual grants and/or special grants, as the case may be in respect of fulfilment of the parameters set out above and/or completion of the raising of capital and/or a merger transaction and/or a commercialisation transaction which was completed prior to the increase of the total cash to the minimal amount, such that in fact the decrease of the cash to below the minimum amount shall constitute a cause for deferment of the grant until the date of the increase of the total cash up to the minimal amount and not a cancellation of the grant.

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(b)	The reference by the accountant of the Company in the financial reports of the Company to the existence of significant doubts with regard to the continued existence of the Company as a going concern (hereinafter: "a going concern remark”).

2.3.4.5.	Notwithstanding that stated in Clause 2.3.4.4 above, in instances of registration of a going concern remark in the financial reports of the Company, the Company shall grant the annual grants to the Office Holders but shall not be able to grant special grants and this up until the date of the removal of the going concern remark. The Company shall grant the special grants upon the removal of the going concern remark with regard to the raising of capital, merger or commercialisation transactions completed prior to removal of the going concern remark.

2.3.4.6.	For the sake of removal of doubt it is clarified that the provisions of Clauses 2.3.4.4 and 2.3.4.5 shall not apply to the variable capital grants.

2.3.4.7.	Return of grant amounts in an instance of a restatement of the financial reports.

2.3.4.7.1	In an agreement with an Office Holder shall be determined a condition whereby an Office Holder will return to the Company, within 90 days, the amount of a grant or a part thereof which was paid to him on the basis of figures which during the course of the examination were discovered to be misleading and which were restated in the financial reports of the Company. With regard to this matter (period of examination) shall mean a period of 12 consecutive quarterly financial reports after the date of approval of the grant. It is noted that to such extent as the Company shall find that there is specific culpability with a certain Office Holder in respect of the actual preparation of the financial reports, the duty to return the grant shall apply to that same Office Holder even if the data was registered in financial reports which the Company published during a period which exceeds the examination period as determined above.

2.3.4.7.2	The extent of the surplus payment which shall be returned to the Company shall be determined in accordance with the difference between the amount which was received by the Office Holder and the amount which would have been received in accordance with the restated financial figures in the restated financial reports of the Company (hereinafter: "the amount of return”).

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2.3.4.7.3	Despite that stated above, a restatement due to a change in the law, regulations or accounting rules, which occurred after the date of publication of the financial report of the Company for the same year, shall not be viewed as applicable to that mentioned above.

2.3.4.7.4	The following is a summary of the ceilings of variable grants (non-capital):

Type of Grant	Maximum Amount / Value per Office Holder

Grant which is based on the raising of capital	5% of the net raised and in any event no more than USD 300,000

Grant which is based on completion of merger or sale transaction of the Company	6% of the value of the Company and in any event no more than USD 750,000

Grant which is based on commercialisation transaction	6% of the actual revenue arising from the commercialisation and in any event no more than USD 750,000

Annual grant	Up to 12 base salaries or monthly payments, as the case may be, of the Office Holder, save for an instance where the Office Holder made available services to the Company for a period of less than 12 months, in which case the ceiling shall decrease proportionately.

Variable components (equity) – share based compensation

2.3.5.	Subject to adoption of an option plan by the Company, in accordance with the provisions of any law, the Company may allot options in the framework of the compensation package to Office Holders.

2.3.6.	In the framework of the discussion regarding the granting of compensation based on shares to Office Holders in the Company, the compensation committee and the Board of Directors of the Company shall examine the considerations at the basis of the granting and in particular whether the aforementioned grant is a proper incentive for the maximisation of profit of the Company for the long term. In addition, the granting of share-based compensation shall be made after examination of other compensation alternatives and after examination of the extent of dilution anticipated, the economic value of the grant as mentioned, the exercise price and the period of allotment.

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2.3.7.	The value of share-based compensation for each Office Holder, at the date of the granting thereof, shall not exceed in one calendar year 5% of the value of the Company as shall be at the date of the granting or NIS 4 million, the higher of these.

2.3.8.	The maximum cumulative possible extent of dilution in respect of the entirety of the granting of share-based compensation for employees and Office Holders of the Company under the option plan of the Company shall not exceed 25% in full dilution at any time (hereinafter: "the maximal level”). For the sake of removal of doubt it is clarified that this clause does not have the effect of limiting the Company from granting options, not under an option plan to anyone who is not an employee or an Office Holder in the Company, in circumstances where the extent of the maximal dilution in the Company arising from the exercise of options granted under the option plan is not lower than the maximal level.

2.3.9.	The Board of Directors of the Company will examine, at the date of approval of the granting of share-based payment, that the dilution ratio between Office Holders and the remainder of the employees of the Company entitled to share-based payment is reasonable.

2.3.10.	The compensation committee, the Board of Directors of the Company and the general assembly (to such extent as the approval thereof is required in accordance with the law as new compensation) are entitled to extend the date for expiry of the options.

2.3.11.	The vesting period of the entirety of the capital grant shall not be less than 12 months.

2.3.12.	The exercise prices shall be determined by the compensation committee and the Board of Directors of the Company for each Office Holder separately.

2.3.13.	The relation between the variable components and the fixed components
Taking into account the sector in which the Company operates, the compensation customary today in the Company includes relatively low base salaries for Office Holders in the Company. In the business plan of the Company and the risk management policy, the Company believes that the weight of the variable components (capital and non-capital) shall constitute, at most, 90% of the total compensation of the entirety of the Office Holders (in a certain year) and may vary from one Office Holder to another.

2.4.	Updating of existing agreements with Office Holders

2.4.1.	The Company is entitled to revise the terms of employment of the Office Holders in the Company, taking into account and examining the parameters set out in Clause 2.1 above and provided that the maximum annual change of every Office Holder in the Company (with the exception of the CEO, director, controlling interest or his relation) shall not exceed 10% of the rate of the base salary prior to the change in each calendar year, and this solely upon the approval of the compensation committee. In the event that in a certain year a change as mentioned was not carried out, the change will accrue and add to the following calendar year. In any event, any change in wages in accordance with this agreement shall be subject to the ceilings set out in accordance with this plan, both with regard to the variable and the fixed components.

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2.4.2.	It is clarified that the Company is entitled to revise the terms of employment of the Office Holders in the Company (with the exception of director, controlling interest or his relation) and this in light of an increase or decrease in compensation in direct proportion to an increase or decrease in the extent of the employment of such Office Holder, and this solely upon the approval of the compensation committee.

3.	Authorities of the compensation committee and the Board of Directors of the Company with regard to the Compensation Policy

3.1.	The Compensation Committee and the Board of Directors of the Company shall examine, from time to time, the Compensation Policy and the need for its adjustment, inter alia, in accordance with the considerations and principles set out in this policy and including examination of changes in the aims of the Company, consideration of the profit and income thereof in the period prior thereto and in real time and any other relevant information.

3.2.	For purposes of examination of the Compensation Policy of the Company, the Compensation Committee and the Board of Directors shall routinely follow up on the implementation of the Compensation Policy in the Company. For such purpose, there shall be presented once per annum the precise calculations of the payments and the options which have matured (if any).

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